FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 20 August 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 20 August 2003


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

mmO2 plc


2. Name of shareholder having a major interest

The Capital Group Companies Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:


Registered Name                                     Number of Shares

State Street Nominees Limited                              3,122,050
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF

Bank of New York Nominees                                 89,095,738
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd                                        28,420,603
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                                           2,112,400
5 Laurence Hill
Poutney Hill
London  EC4R OE

Bankers Trust                                             36,816,342
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH

Barclays Bank                                              1,445,500
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT

Citibank London                                              800,000
11 Old Jewry
London  EC2R 8D8

Morgan Guaranty                                            4,036,900
83 Pall Mall
London  SW1Y 5ES

Nortrust Nominees                                         30,474,367
155 Bishopsgate
London  EC2M 3XS

State Street Bank & Trust Co                               3,257,100

Deutsche Bank AG                                          11,828,661
23 Great Winchester Street
London  EC2P 2AX

HSBC Bank plc                                             11,536,849
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA

Mellon Bank NA                                             4,555,532
London Branch
London

Northern Trust AVFC                                        2,547,414
South Africa

KAS UK                                                       323,100
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                                   1,032,300
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                            1,481,000

Clydesdale Bank plc                                          262,000

Northern Trust                                            16,209,981
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS


Capital International S.A.:

Chase Nominees Limited                                     7,733,477
Woolgate House
Coleman Street
London  EC2P 2HD

Midland Bank plc                                              91,700
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                                       646,100
Regents House
42 Islington High Street
London  N1 8XL

Lloyds Bank                                                  316,300
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

State Street Bank & Trust Co.                                402,400

Citibank NA                                                  307,400
Toronto


Capital International, Inc.:

State Street Nominees Limited                             24,206,013
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                                  4,421,265
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                                    32,568,824
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                          1,128,600
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                                522,694

Citibank NA                                                3,636,500
Toronto

Chase Manhattan Nominee Ltd                                  212,900
Australia

HSBC Bank plc                                                267,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Citibank London                                              436,800
11 Old Jewry
London EC2R 8DB


Capital Research and Management Company:

State Street Nominees Limited                             11,150,600
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                   253,258,400
Woolgate House
Coleman Street
London
EC2P 2HD

Capital Guardian Trust Company

State Street Nominees Limited                              1,254,500
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                     7,949,000
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                          3,989,700
155 Bishopsgate
London EC2M 3XS

Royal Bank of Scotland                                       126,000
Regents House
42 Islington High Street
London N1 8XL

Bank of New York Nominees                                    496,500
Bank of New York
3 Birchin Lane
London EC3V 9BY


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

81,755,590


8. Percentage of issued class

0.943%


9. Class of security

Ordinary shares of 0.1p each


10. Date of transaction

18 August 2003 - Date of Section 198 Notification


11. Date company informed

20 August 2003


12. Total holding following this notification

604,481,010


13. Total percentage holding of issued class following this notification

6.972%


14. Any additional information

Notification in respect of section 198 Companies Act 1985


15. Name of contact and telephone number for queries

Paul Moore - 01753 628293


16. Name and signature of authorised company official responsible for making this notification

Paul Moore


Date of notification

20 August 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 20 August 2003                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary